April 4, 2013

Craig D.Wilson
Sr. Asst. Chief Accountant
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:          VHGI Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 Filed April 16, 2012
Form 8-K/A Filed May 3, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed May 21, 2012
File No. 000-17520

Gentlemen:

On behalf of VHGI Holdings, Inc. (the “Company”), this letter responds to your comment letter dated August 30, 2012.  The Company is still in the process of finalizing answers in response to your comments.  It is currently the Company’s expectation that it will file a complete response on or before April 19, 2013.

Please do not hesitate to call Mike Laussade at (214) 953-5805 with any questions or further comments you may have regarding this filing.

Sincerely,

/s/ Michael E. Fasci
Michael E. Fasci
Chief Financial Officer

cc:  Michael L. Laussade, Jackson Walker L.L.P.